Dear Sir or Madam,

We have made the changes requested by your office to our filing and have refiled all the files as requested.

On behalf of Envision Media Partners, Inc.  (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement to 2:00 p.m., Eastern Time, Friday , August 4th, 2017, or as soon thereafter as is practicable.

The State of Michigan has advised us that it is has qualified our offering for 4th of August 2017 and as of this date the offering maybe sold in the State of Michigan.

In making this request, the Company acknowledges that:

·Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

·The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

·The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven Samblis

Steven Samblis

CEO